

May 26, 2015

Lawrence Levy
Chief Executive Officer
Levy Acquisition Corp.
444 North Michigan Avenue, Suite 3500
Chicago, IL 60611

> **Re:** **Levy Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule PRER 14A**
> **Filed May 11, 2015**
> **File No. 001-36197**

Dear Mr. Levy:

We have reviewed your May 11, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2015 letter, and page references are to the marked version of the proxy statement that you sent to the staff under separate cover after your May 11, 2015 filing.

General

1. We note your response to comment 1 and reissue it. We note that the changes included in Proposal No. 2 appear to encompass a number of disparate charter provisions describing separate shareholder rights for which shareholders should be afforded the opportunity to vote separately. As you may be aware, you may condition discrete proposals on each other, and implement only those proposals that achieve an affirmative vote together with the other proposals on which they are conditioned. Refer to Exchange Act Rule 14a-4(a)(3), and the September 2004 Interim Supplement to the Publicly Available Telephone Interpretations, available on our website.

2. Please ensure that your cross-references within the document are accurate. For example, on page 1 you refer the reader to "Information About LAC," "LAC Management's

Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Securities" beginning on pages 150, 163 and 212, respectively," but such discussions actually begin on pages 191, 208 and 238, respectively.

3. We note your added disclosure in several places that in order to compete with private equity bidders in Del Taco's auction who could close a transaction more quickly than a special purpose acquisition company, LAC proposed certain transaction items. Please provide relevant disclosure regarding the Del Taco auction. For example, in the Background of the Business Combination section, discuss whether the LAC board was aware of the auction and if so how this affected the interactions and negotiations between the parties. As another example, in the Reasons for the Business Combination section, if the auction was a factor considered by the board, please provide relevant discussion.

What conditions must be satisfied to complete the Business Combination? page 18

4. Refer to prior comment 11. Please revise this question and answer to include a brief summary of the material conditions to the merger here in the Summary section, including the effectiveness of the Credit Agreement Amendment.

What interests do LAC's current officers and directors have in the Business Combination that could conflict with a public stockholder? page 20

5. Please provide an estimate of the dollar value of each of the securities disclosed in this question and answer, using a recent market price of the LAC common stock and applicable warrant exercise prices. Provide similar disclosure in other areas of the filing as applicable, such as in the section on page 33 titled "Recommendation to LAC Stockholders."

Risk Factors

Unlike some other blank check companies, the Company does not have a specified maximum redemption threshold…, page 63

6. We note that you have deleted the disclosure regarding the typical conversion thresholds for blank check companies. It appears that this information is material to an understanding and comparison of your transaction to other blank check business combination transactions. Please restore this information.

Adjustments to Unaudited Pro Forma Combined Financial Statements, page 91

7. We note your response to prior comment 27 and pro forma adjustment (a) to the statement of operations on page 91 for the grant of 150,000 restricted shares of common stock following the merger. As this transaction appears to be a non-recurring charge that will result directly from the merger and will be included in income within 12 months

following the transaction, it appears that the grant should be reflected as a note in the pro forma statement of operations and as an adjustment in the pro forma balance sheet in accordance with Article 11 of Regulation S-X. Please revise or advise.

Litigation Regarding the Business Combination, page 158

8. Please send us copies of the complaints and any relevant pleadings in the litigations that you reference in this paragraph. We may have further comments when we have reviewed these documents.

Executive Compensation Agreements, page 203

9. We note your response to prior comment 43. Please disclose how Mr. Brake's salary and bonus for 2014 were determined in the absence of an employment agreement.

Financial Statements

10. Please update the financial statements to provide interim March 31, 2015 financial information in compliance with Rule 3-12 of Regulation S-X.

You may contact Theresa Messinese at 202-551-3307 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director